UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35746

Bryn Mawr Bank Corporation 401(k) Plan
(formerly the Thrift and Savings Plan)

(Exact name of registrant as specified in its charter)

c/o Bryn Mawr Bank Corporation

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

(610) 525-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the Bryn Mawr Bank Corporation 401(k) Plan

(formerly the Thrift and Savings Plan)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

[Signature page follows]

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BRYN MAWR BANK CORPORATION 401(K) PLAN by: WSFS Financial Corporation, as successor to Bryn Mawr Bank Corporation, Plan Sponsor

DATE: January 13, 2022	By:	/s/ Dominic C. Canuso
	Name:	Dominic C. Canuso
	Title:	Executive Vice President and Chief Financial Officer